Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202
November 19, 2010
VIA EDGAR
David L. Orlic, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, C.D. 20549

Re:	Cardiac Science Corporation Schedule TO-T Filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company Filed on November 1, 2010 File No. 005-80975
Dear Mr. Orlic:
     On behalf of Opto Circuits (India) Ltd. and Jolt Acquisition Company (collectively, “Opto Circuits”), we have the following responses to the comments in your comment letter dated November 9, 2010 (the “Comment Letter”) relating to Opto Circuits’ tender offer (the “Offer”) to acquire shares of Cardiac Science Corporation (“Cardiac Science”).
     For your convenience, we have included your comments below in italics with Opto Circuits’ corresponding responses following each italicized comment. In addition, in response to the Comment Letter, Opto Circuits is filing electronically with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO originally filed on November 1, 2010 (the “Schedule TO”). Opto Circuits does not believe that the information contained in the Amendment is material or that such filing constitutes a material change in the information provided to stockholders in the Schedule TO and therefore does not intend to disseminate materials to stockholders other than by filing the Amendment via EDGAR. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Schedule TO.
Offer to Purchase
Source and Amount of Funds, page 34
1.	We note that you intend to fund the purchase of shares in the offer with existing credit lines. Please provide the disclosure required by Item 1007(d) and Item 1016(b) with respect to these existing credit lines.
          The requested disclosures have been made in the Amendment.

Mr. Orlic
U.S. Securities and Exchange Commission
November 19, 2010

Letter of Transmittal
2.	Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.
          The requested revisions have been made in the amended letter of transmittal, which is being filed as an exhibit to the Amendment.
* * *
          On behalf of Opto Circuits (India) Ltd. and Jolt Acquisition Company, and as requested in your letter, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
          Please feel free to contact me at (414) 277-5401 or Mark T. Ehrmann of my firm, at (608) 283-2479, if you have any questions or need further information.
Very truly yours,
QUARLES & BRADY, LLP
/s/ Ryan P. Morrison
Ryan P. Morrison

Enc.
cc:	Mr. Thomas Dietiker (w/enc.)
Mark T. Ehrmann, Esq. (w/enc.)